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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2 (b)


                                AMAZON.COM, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                    023135106
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                      (CUSIP Number of Class of Securities)


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CUSIP NO. 023135106            SCHEDULE 13G                    Page 2 of 6 Pages

 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jeffrey P. Bezos
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
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 3         SEC USE ONLY


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 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                                  5         SOLE VOTING POWER

                                            9,885,000
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          NUMBER OF
            SHARES                6         SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                         0
                                  ----------------------------------------------
             EACH
          REPORTING
            PERSON                7         SOLE DISPOSITIVE POWER
             WITH
                                            9,885,000
                                  ----------------------------------------------

                                  8         SHARED DISPOSITIVE POWER

                                            0
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 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,885,000
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           41.3%
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12         TYPE OF REPORTING PERSON

           IN
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ITEM 1(a).  NAME OF ISSUER.

         This Schedule 13G relates to Amazon.com, Inc., a Delaware corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The Company's principal executive offices are located at 1516 Second Avenue, Seattle, WA 98101.

ITEM 2(a).  NAME OF PERSON FILING.

         This Schedule 13G relates to Jeffrey P. Bezos.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         The business address of the reporting person is 1516 Second Avenue, Seattle, WA 98101.

ITEM 2(c).  CITIZENSHIP.

         Mr. Bezos is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

         This Schedule 13G relates to the Company's common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

         The CUSIP Number for the Company's Common Stock is 023135106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or dealer registered under Section 15 of the Act,

       (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,


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       (e) [ ] Investment Advisor registered under Section 203 of the Investment
               Advisors Act of 1940,

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

       (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

       (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

       Not applicable.

ITEM 4.  OWNERSHIP.

               The following describes the ownership of Common Stock by Mr. Bezos as of December 31, 1997:

     (a)   Amount beneficially owned:  9,885,000

     (b)   Percent of class:  41.3%

     (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:  9,885,000

                 (ii)   Shared power to vote or to direct the vote:  0

                (iii)   Sole power to dispose or to direct the disposition of:
                        9,885,000

                 (iv)   Shared power to dispose or to direct the disposition of:
                        0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATION.

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         Dated:   February 13, 1998


                                             /s/ Jeffrey P. Bezos
                                             -------------------------------
                                             Jeffrey P. Bezos



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